Exhibit 99.1

VIA optronics AG Announces Changes to the Committee Composition of the Company’s Supervisory Board

Nuremberg, Germany: January 13, 2022 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced changes to the committee composition of its Supervisory Board.

VIA’s Supervisory Board has approved the following changes to committees, with effect from the conclusion of the Company’s 2021 Annual General Meeting on December 29, 2021:

Anthony John Best and Anil Doradla will continue to serve on the Audit Committee with Anil Doradla serving as Chairperson. Additionally, Shuji Aruga began serving on the Audit Committee effective December 29, 2021.

Anthony John Best and Anil Doradla will continue to serve on the Nomination and Compensation Committee. Additionally, Arthur Tan began serving as Chairperson on the Nomination and Compensation Committee effective December 29, 2021.

Dr. Heiko Frank will continue to serve on the Supervisory Board as Chairperson with Arthur Tan as his deputy.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Investor Relations for VIA optronics

The Blueshirt Group
Lindsay Savarese
Lindsay@blueshirtgroup.com
+1-212-331-8417

Monica Gould
Monica@blueshirtgroup.com
+1-212-871-3927

Media Contact:

Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
+49-911-597 575-302